Exhibit 99.1

TSX & ASX: OYM, OTCQX: OLYMF, and FRANKFURT: OP6

NEWS RELEASE

OLYMPUS RECEIVES CERTIFICATE OF MERIT FOR ITS SOCIAL ECONOMIC CONTRIBUTION

Toronto, December 22, 2012 - Olympus Pacific Minerals Inc. (the "Company" or "Olympus")

John Seton, Chief Executive Officer is pleased to announce that the Phuoc Son Gold Company (“PSGC”) received the Certificate of Merit for social and economic development by the People’s Committee of Quang Nam Province, Vietnam for the completion of the Phuoc Son Gold Plant. The Company completed construction of the new plant in the first quarter of 2011 and commissioned the state of the art facility in June. The plant is the Company’s second gold production facility built in Vietnam since 2005.

The Certificate of Merit is the highest provincial award that a company can receive for its contribution to social and economic development. Mr. Le Phuoc Thanh, Chairman of the Quang Nam People’s Committee, presented the award on December 19, 2011 to Mr. Le Minh Kha, General Director of the PSGC.

Corporate Social Responsibility

Olympus is a gold exploration and production company employing some 1,200 employees of which 90% are Vietnamese. Olympus offers excellent wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around its mining operations. Olympus has contributed to the community in many ways; road improvements, clean water project (supplies clean water to households), women wellness programs, agricultural sustainability programs, academic scholarships, and assistance for minority groups, houses for the poor and donations to various sport programs.

OLYMPUS PACIFIC MINERALS INC.

John A.G. Seton
Chief Executive Officer
For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
www.olympuspacific.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.